United States securities and exchange commission logo





                              August 10, 2023

       Anthony Marone
       Chief Financial Officer and Treasurer
       Blackstone Real Estate Income Trust, Inc.
       345 Park Avenue
       New York , New York 10154

                                                        Re: Blackstone Real
Estate Income Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 17,
2023
                                                            Form 10-Q for the
quarterly period ended March 31, 2023
                                                            Filed May 12, 2023
                                                            File No. 000-55931

       Dear Anthony Marone:

              We have reviewed your July 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 7, 2023 letter.

       Form 10-K for the Year Ended December 31, 2022

       Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
       Purchases of Equity Securities
       Net Asset Value, page 87

   1. We note your response to comment 1. Please provide us with a quantitative detail or reconciliation of how
you derived the amount of net asset value (   NAV   ) allocated to
                                                        each class of share.
This quantitative information should be based on the multiple factors listed in your response
(e.g. class-specific adjustments for issuances of shares that were effective on the first
calendar day of the month, repurchases that were effective on the last calendar day of the
month, declared dividends and stockholder servicing fees). In your
 Anthony Marone
Blackstone Real Estate Income Trust, Inc.
August 10, 2023
Page 2
         response, please supplement your quantitative information with sufficient narrative disclosure to clearly explain how each component is derived. Additionally, please tell us what consideration you gave to enhancing your NAV disclosures in your filing to provide this quantitative information to enable investors to better understand how you allocated
         NAV to each class of share.
Form 10-Q for the quarterly period ended March 31, 2023

Item 1 Financial Statements
14. Equity and Redeemable Non-controlling Interest, page 33

2. We have considered your response to our prior comment 2. Please revise your disclosure to clarify that although the Regents of the University of California have the option to request repurchase of their class I common stock after January 2028, any repurchase request is still subject to all of the conditions of the Company's share repurchase plan.

       You may contact Paul Cline at (202)551-3851 or Robert Telewicz at
(202)551-3438 if
you have questions.



FirstName LastNameAnthony Marone                       Sincerely,
Comapany NameBlackstone Real Estate Income Trust, Inc.
                                                       Division of Corporation
Finance
August 10, 2023 Page 2                                 Office of Real Estate &
Construction
FirstName LastName